UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

_____________

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities and Exchange Act of 1934

For April 12, 2017

Commission file number: 1-13.396

Transportadora de Gas del Sur S.A.

Don Bosco 3672, Fifth Floor

1206 Capital Federal

Argentina

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  X  Form 40-F

Indicate by check mark if registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): __

Indicate by check mark if registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): __

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to the Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Autonomous City of Buenos Aires, April 11, 2017.

Messrs.

Comisión Nacional de Valores

Mercado de Valores de Buenos Aires S.A.

Bolsa de Comercio de Buenos Aires

(Gerencia Técnica y de Valores Negociables)

Mercado Abierto Electrónico S.A.

Ref.: Proposal for Amendment of the By-Laws of  Transportadora de Gas del Sur S.A.

Dear Sirs,

I am writing to you, in my capacity as Head of Market Relations of Transportadora de Gas del Sur S.A. ("TGS" or the “Company”), in compliance with the stipulations of Articles 18 and 19, Chapter II, Title II and Article 7, Section II, Chapter IV, Title II of the Rules of the Argentine Stock Exchange Commission (Comisión Nacional de Valores) (“CNV”) and with the Rules of the Buenos Aires Stock Market (Mercado de Valores de Buenos Aires S.A.) (“MERVAL”).

In this regard, and as timely notified to the market, TGS’s Board of Directors -in its meeting held on March 7, 2017-, summoned an Ordinary and Special Shareholders’ Meeting for April 26, 2017 (the “Shareholders’ Meeting”), which will consider the Amendment of the By-Laws of TGS (Item no. 18 of the Agenda). We hereby inform that the Board of Directors’ Meeting minutes calling a Shareholders’ Meeting and the corresponding Agenda were filed with the market in due time.

In this respect, we are including for consideration, as Exhibit A, a table that shows the current text of TGS’ By-Laws and the amendment proposal, wherein proposed amendments have been highlighted.

Yours sincerely,

Nicolás M. Mordeglia

Head of Market Relations

Exhibit A

CURRENT TEXT	AMENDMENT PROPOSAL
TITLE I CORPORATE NAME, LEGAL REGIME, DOMICILE AND TERM OF DURATION
ARTICLE 1°: No amendments proposed.
ARTICLE 2°: No amendments proposed.
ARTICLE 3°: No amendments proposed.
TITLE II CORPORATE PURPOSE

ARTICLE 4°: The purpose of the corporation is to render the public service of natural gas transportation, either for its own account or for the account of third parties o associated with third parties, in Argentina. In furtherance of such purpose, the corporation may engage in any and all supplementary and subsidiary activities related to its corporate purpose, including those involving the separation of gas liquids; the corporation having full legal capacity to acquire rights and undertake obligations and to perform any and all actions not prohibited by the law or these By-Laws, including the performance of agencies and commissions, rendering gas pipeline maintenance services and technical assistance, work construction and any other activity accessory or related to natural gas transportation. The corporation may also conduct any kind of financial transaction, in general, excluding those prescribed in the Law of Financial Institutions (Ley de Entidades Financieras) and to incorporate and hold interests in corporations making any necessary capital investment for such purpose.

ARTICLE 4°: The purpose of the corporation is to render the public service of natural gas transportation, either for its own account or for the account of third parties or associated with third parties, in Argentina. In furtherance of such purpose, the corporation may engage in any and all supplementary and subsidiary activities related to its corporate purpose, including those involving the separation of natural gas liquids, the generation and commercialization of electric energy, the rendering of facilities maintenance services and technical assistance, and the rendering of other services for the hydrocarbon sector in general, and the performance of any other activity accessory or related to natural gas transportation; the corporation having full legal capacity to acquire rights and undertake obligations and to perform any and all actions not prohibited by the law or these By-Laws, including the performance of agencies and commissions. The corporation may also conduct any kind of financial transaction, in general, excluding those prescribed in the Law of Financial Institutions (Ley de Entidades Financieras) and to incorporate and hold interests in corporations making any necessary capital investment for such purpose.

TITLE III CAPITAL STOCK AND SHARES
ARTICLE 5°: No amendments proposed.
ARTICLE 6°:, No amendments proposed.
ARTICLE 7°: No amendments proposed..
ARTICLE 8°: No amendments proposed.
ARTICLE 9°: No amendments proposed.
ARTICLE 10°: No amendments proposed.
ARTICLE 11°: No amendments proposed.
TITLE IV DEBT SECURITIES AND PARTICIPATION BONDS
ARTICLE 12°: No amendments proposed.
ARTICLE 13°:. No amendments proposed.
TITLE V SHAREHOLDERS’ MEETINGS
ARTICLE 14°:. No amendments proposed.
ARTICLE 15°: No amendments proposed.
ARTICLE 16°: No amendments proposed.
ARTICLE 17°: No amendments proposed.
ARTICLE 18°: No amendments proposed.
ARTICLE 19°: No amendments proposed.
TITLE VI MANAGEMENT AND DIRECTION
ARTICLE 20°: No amendments proposed.
ARTICLE 21°: No amendments proposed.
ARTICLE 22°: No amendments proposed.
ARTICLE 23°: No amendments proposed.
ARTICLE 24°: No amendments proposed.
ARTICLE 25°: No amendments proposed.
ARTICLE 26°: No amendments proposed.
ARTICLE 27°:. No amendments proposed.
ARTICLE 28°: No amendments proposed.
ARTICLE 29°: No amendments proposed.

ARTICLE 30°: The Board of Directors is vested with the broadest powers and authority for the direction, organization and management of the Corporation, with no other restrictions than those resulting from the Law and these By-Laws.

ARTICLE 30°: The Board of Directors is vested with the broadest powers and authority for the direction, organization and management of the corporation, with no other restrictions than those resulting from the Law and these By-Laws. The Board of Directors may establish an Executive Committee made up of four (4) members: Directors who have been appointed Chairman and Deputy Chairman of the corporation, and any other two (2) Directors appointed by simple majority vote, with a one (1) year term of office. Said Committee shall operate with a quorum of a majority of its members, to which effect the Chairman and the Deputy Chairman of the corporation must be present. The Committee shall make decisions unanimously and shall be vested with the powers established by the Board of Directors.  In the absence of Directors who have been appointed Chairman and Deputy Chairman of the corporation, their Alternate Directors as appointed by the Shareholders’ Meeting shall replace them.

ARTICLE 31°: No amendments proposed.
ARTICLE 32°: No amendments proposed.
ARTICLE 33°: No amendments proposed.
TITLE VII SUPERVISION
ARTICLE 34°: No amendments proposed.
ARTICLE 35°: No amendments proposed.
ARTICLE 36°: No amendments proposed.
TITLE VIII BALANCE SHEETS AND ACCOUNTS
ARTICLE 37°: No amendments proposed.
ARTICLE 38°: No amendments proposed.
ARTICLE 39°: No amendments proposed.
ARTICLE 40°: No amendments proposed.
ARTICLE 41°: No amendments proposed.
ARTICLE 42°: No amendments proposed.
TITLE IX LIQUIDATION OF THE CORPORATION
ARTICLE 43°: No amendments proposed.
ARTICLE 44°: No amendments proposed.
ARTICLE 45°: No amendments proposed.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Transportadora de Gas del Sur S.A.

By:	/s/Alejandro M. Basso
	Name:	Alejandro M. Basso
	Title:	Vice President of Administration, Finance and Services

By:	/s/Nicolás M. Mordeglia
	Name:	Nicolás M. Mordeglia
	Title:	Legal Affairs Vice president

Date: April 12, 2017